Filed by Falconbridge Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 333-129218

Falconbridge Limited

internal announcement

June 23, 2006

MESSAGE FROM DEREK PANNELL TO EMPLOYEES

To all employees,

In news releases today, Inco and Falconbridge announced that the U.S. department of Justice (DOJ) has completed its regulatory review and provided its clearance for the pending combination of Inco and Falconbridge.

This is an important milestone and brings us one step closer to completing the proposed combination with Inco.

In its clearance, the companies and the DOJ agreed to a "remedy" that addresses competitive issues identified by the DOJ. The remedy is the sale to LionOre Mining International of the Nikkelverk refinery and related marketing and custom feed organizations that market and sell the finished nickel and other products produced at Nikkelverk and obtain third-party feeds for the refinery. The conditions of this sale will include an agreement to supply up to 60,000 tonnes of nickel in matte annually, approximately equivalent to the current volume of feed provided by Falconbridge's operations to this refinery, for up to ten years.

The sale of Nikkelverk, the custom feed group and the sales and marketing offices is conditional upon the completion of the Inco-Falconbridge combination.

We continue to pursue the last outstanding regulatory approval from the European Commission. We expect to receive this approval by July 12, 2006.

We will continue to keep you informed as the situation progresses. Thank you for your continued efforts.

Sincerely,

Derek Pannell

Important Legal Information

This communication is being made in respect of Inco Limited's proposed combination with Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and amendments thereto, and, if required, will file other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F and amendments thereto with the SEC in connection with Inco's offer and has filed and, if required, will file other documents regarding the proposed combination with the SEC.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain copies of the registration statement and Inco's and Falconbridge's SEC filings free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. Documents filed with the SEC by Falconbridge may be obtained free of charge by contacting Falconbridge's investor relations department.

Filings made by Inco and Falconbridge with Canadian securities regulatory authorities, including filings made in connection with the offer, are available at www.sedar.com.